**Hume, Kieran Inc.** **Investor Relations Counsel**

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

02049301

**File No: 82-4478**

Wednesday, August 7, 2002

SUPPL

02 AUG 15

Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington, DC 20549
U.S.A.

Dear Mr. Dudek:

Herewith a release from Canadian Western Bank, dated August 7, 2002, in the English and French versions, to be filed as required by Rule 12g3-2(b):

CANADIAN WESTERN BANK ACQUIRES A PART OF VANCOUVER COMMERCIAL LOANS FROM LAURENTIAN BANK OF CANADA;

CANADIAN WESTERN BANK ACQUIERT UNE PARTIES DU PORTEFEUILLE DE PRÊTS COMMERCIAUX DE LA BANQUE LAURENTIENNNE À VANCOUVER

Sincerely,

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

B. Orser.

Brenda Orser
Senior Associate

CC: Tracey Ball, Sr. Vice President & CFO and Diane Davies, Sr. AVP & Chief Accountant

Attachment (4 pages)

dlw 8/28

CANADIAN WESTERN BANK

LAURENTIAN BANK OF CANADA

**PRESS RELEASE**
For immediate release

**CANADIAN WESTERN BANK ACQUIRES A PART OF VANCOUVER COMMERCIAL LOANS FROM LAURENTIAN BANK OF CANADA**

Edmonton, August 7, 2002 – Canadian Western Bank and Laurentian Bank of Canada today announced they have signed an agreement whereby Canadian Western Bank will purchase the majority of mid market business loan and related deposit accounts of the Laurentian Bank Vancouver Commercial Banking Centre. The transaction involves approximately 25 borrowers representing outstanding balances of approximately $20 million and is expected to close August 30, 2002. Laurentian Bank and Canadian Western Bank will take the necessary measures to ensure a smooth transition and provide quality service in line with customers' expectations.

Larry Pollock, President and Chief Executive Officer of Canadian Western Bank, said, « we are very pleased to welcome Laurentian Bank's Vancouver based commercial clients, subject to this transaction, to Canadian Western Bank. The accounts involved fit very nicely in our mid market lending niche, are all performing and represent diversified mature risks consistent with our credit culture ».

André Scott, Executive Vice President Commercial Financial Services of Laurentian Bank of Canada, said, « this transaction is in line with our previously stated objective of refocusing and optimizing our commercial banking activities in Quebec and in Ontario ».

**About Canadian Western Bank**
Canadian Western Bank offers highly personalized service through its 27 branch locations and is the only Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of « CWB » and « CWB.DB.A ». This release is available at http://www.cwbank.com.

**About Laurentian Bank of Canada**
Founded in 1846, Laurentian Bank of Canada ranks seventh among Canadian Schedule I banks. The Laurentian Bank group of companies, with assets of more than $19 billion, offers highly competitive products and superior personalized service to meet the banking and financial needs of individuals and small and medium-sized businesses, and independent financial advisors. The Bank's common shares are traded on the Toronto Stock Exchange (ticker symbol : LB). The address of the Bank's Web site is www.laurentianbank.com.

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Information:

Canadian Western Bank

Larry M. Pollock
President and Chief Executive Officer
(780) 423-8888

Jon W. Kieran
Investor Relations, Hume, Kieran Inc.
(416) 868-1079

Laurentian Bank of Canada

Nathalie Roberge
Vice-President Public Affairs and Communications
(off) (514) 284-4500, extension 7511
(cel) (514) 893-3963

CANADIAN WESTERN BANK

BANQUE LAURENTIENNE DU CANADA

**COMMUNIQUE**
**pour diffusion immédiate**

# CANADIAN WESTERN BANK ACQUIERT UNE PARTIE DU PORTEFEUILLE DE PRÊTS COMMERCIAUX DE LA BANQUE LAURENTIENNE À VANCOUVER

Edmonton, le 7 août 2002 – La Banque Laurentienne et Canadian Western Bank ont annoncé aujourd'hui la signature d'une entente selon laquelle Canadian Western Bank achètera de la Banque Laurentienne, la plus grande partie des prêts commerciaux dans le secteur des moyennes entreprises ainsi que les comptes courants correspondants, relevant du Centre de financement commercial de Vancouver. Cette transaction vise 25 emprunteurs représentant approximativement 20 millions $ d'encours. La clôture de cette transaction est prévue pour le 30 août 2002. La Banque Laurentienne et Canadian Western Bank ont pris toutes les mesures nécessaires afin d'assurer une transition harmonieuse et une qualité de service à la hauteur des attentes de la clientèle.

Larry Pollock, Président et Chef de la direction de Canadian Western Bank, a déclaré à cette occasion : « Il nous fait plaisir d'accueillir à la Canadian Western Bank les clients commerciaux de Vancouver qui font l'objet de cette transaction. Les comptes impliqués s'inscrivent bien dans notre niche de marché, sont performants et représentent des risques matures et diversifiés conformes à notre politique de crédit ».

De son côté, André Scott, Vice-président exécutif, Services financiers aux entreprises de la Banque Laurentienne, a souligné que « cette transaction est conforme à l'objectif que s'est fixé la Banque plus tôt cette année de concentrer les activités de son secteur du financement commercial et corporatif au Québec et en Ontario».

## À propos de Canadian Western Bank

Canadian Western Bank offre des services personnalisés de qualité supérieure à travers ses 27 succursales. Elle est la seule banque à charte canadienne (Annexe I) dont le siège social est situé dans l'Ouest canadien et dont les activités se concentrent principalement dans cette région. La Banque se spécialise dans les prêts commerciaux, les prêts dans le secteur de l'énergie et le financement de projets de construction et immobiliers ainsi que d'équipements industriels. Elle offre de nombreux services aux particuliers, notamment : une grande variété de produits de prêts hypothécaires et personnels ainsi que de dépôts. Pour sa part, Canadian Western Trust offre des services de fiducie aux conseillers financiers indépendants, aux entreprises et aux particuliers. Elle offre également une vaste gamme de produits et de services, notamment, des REER et des FERR autogérés, des services de fiducies corporatives et de groupes ainsi que du financement immobilier commercial.

Les actions ordinaires et les débentures convertibles de la Canadian Western Bank sont inscrites à la Bourse de Toronto sous les symboles suivants : CWB et CWB.DB.A. Pour obtenir plus de renseignements sur cette émission, veuillez consulter le site Web à l'adresse suivante : www.cwbank.com.

**À propos de la Banque Laurentienne**

Fondée en 1846, la Banque Laurentienne vient au septième rang des banques à charte canadienne (Annexe I) avec un actif de plus de 19 milliards de dollars. Elle répond à l'ensemble des besoins bancaires et financiers des particuliers, des entreprises et des intermédiaires financiers indépendants, grâce à une gamme complète de produits hautement concurrentiels et à un service de qualité supérieure. Les actions ordinaires de la Banque Laurentienne (symbole boursier : LB) sont inscrites à la Bourse de Toronto. L'adresse de son site Internet est www.banquelaurentienne.com.

- 30 –

Pour renseignements :


Canadian Western Bank

Larry M. Pollock
Président et Chef de la direction
(780) 423-8888

Jon W. Kieran
Relations avec les investisseurs, Hume, Kieran Inc.
(416) 868-1079

Banque Laurentienne du Canada

Nathalie Roberge
Vice-présidente
Affaires publiques et communications
bureau : (514) 284-4500, poste 7511
tél. cell. : (514) 893-3963
nathalie.roberge@banquelaurentienne.ca